HEALTH BENEFITS DIRECT CORPORATION
150 N. Radnor-Chester Road
Suite B-101
Radnor, Pennsylvania 19087
April 21, 2008
VIA FACSIMILE & EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attention:	Jeffrey P. Riedler Assistant Director

Re:	Health Benefits Direct Corporation Registration Statement on Form SB-2 (File No. 333-149015)
Dear Mr. Riedler:
In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective Tuesday, April 22, 2008, at 10:00 a.m. Eastern Time or as soon thereafter as practicable. Please call Angela Jones at 215-963-5416 to provide notice of effectiveness.
In connection with this request for effectiveness, Health Benefits Direct Corporation (the “Company”) acknowledges the following:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours, HEALTH BENEFITS DIRECT CORPORATION
By:	/S/ ANTHONY R. VERDI
Anthony R. Verdi
Chief Financial Officer and Chief Operating Officer

cc:	Sonia Barros (Securities and Exchange Commission) James W. McKenzie, Jr. (Morgan, Lewis & Bockius LLP) Angela M. Jones (Morgan, Lewis & Bockius LLP) Jared Zane (Morgan, Lewis & Bockius LLP)